

handwritten: n.a. 11/24

SEC Mail Processing Section

NOV 16 2009

Washington, DC 110

09042753

~~S~~ ~~E COMMISSION~~
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20734

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **10/01/08** AND ENDING **09/30/09**
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dart, Papesh & Company, Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

Beacon Place   4572 S. Hagadorn Road, Suite 2-C
                                    (No. and Street)

East Lansing,   Michigan   48823-5385

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 G. Bruce Papesh   (517) 333-4333
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flegal & Tibbitts, CPA's
                    (Name – if individual, state last, first, middle name)

2750 Old Centre, Suite 150   Portage, Michigan 49024

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

XXX Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

handwritten: AP 11/27

OATH OR AFFIRMATION

I, __G. Bruce Papesh_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Dart, Papesh & Company, Inc._____ , as
of __September 30_____ , 20_09___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

<table>
<tr><td></td><td>_____
Signature</td></tr>
<tr><td></td><td>President
_____
Title</td></tr>
</table>

_____
Notary Public

VICKI SUSAN DURR-MARINEZ
Notary Public, State of Michigan
County of Ingham
My Commission Expires Feb. 22, 2012
Acting in the County of _Ingham_

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DART, PAPESH & COMPANY, INC.
STATEMENT OF BALANCE SHEET
SEPTEMBER 30, 2009

ASSETS

Cash and cash equivalents	$	347,848	
Accounts receivable		9,177	
Prepaid expenses		8,538	
Property and equipment at cost - net of depreciation		750	
Deferred income tax benefits		1,800	$ 368,113

LIABILITIES

Accounts payable	$	3,950	
Other current liabilities		18,342	
	$	22,292	

Stockholders' equity
  Common stock - $1 par value-
    authorized 50,000 shares

Issued and outstanding 10,000 shares	$	10,000	
Retained earnings		335,821	
	$	345,821	$ 368,113

NOTES TO FINANCIAL CONDITION

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting.
Fixed assets are recorded at cost less accumulated depreciation which is computerized principally by the double declining balance method.

NET CAPITAL REQUIREMENTS

As a registered broker-dealer the Company is required to maintain sufficient capital to cover current indebtedness as defined in certain "Net Capital Rules". Specifically, "aggregate indebtness" shall not exceed fifteen times its "net capital" or a net capital ratio of 15 to 1. At September 30, 2009 the Company's net capital ratio was .07 to 1, substantially better than the required 15 to 1. Required "net capital" is $50,000 while actual computed "net capital" was $328,092.

ANNUAL AUDIT REPORT REQUIREMENT

The Firm's most recent annual audit report pursuant to Rule X-17A-5 is available for examination and copying at the Firm's office or at the office of Securities and Exchange Commission in Chicago, Illinois.

REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To Dart, Papesh & Company, Inc.

We have examined the financial condition of Dart, Papesh & Company, Inc. as of September 30, 2009 Our examination was made in accordance with auditing standards generally accepted in the United States of America, and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the statement referred to above presents fairly the financial position of Dart, Papesh & Company, Inc. at September 30, 2009 in conformity with accounting principles generally accepted in the United States of America applied on a consistent basis.

Hegel & Tibbitts

Portage, Michigan